COLLATERAL AGREEMENT

This Collateral Agreement (this “Agreement”) is made between Valhi Holding Company, a Delaware corporation (“VHC”), and Contran Corporation, a Delaware corporation that is an indirect parent corporation of VHC (“Contran”), as of October 2, 2009.

Recitals

A.           Contran, as borrower, has entered into a Credit Agreement of even date herewith with PlainsCapital Bank, a Texas state bank (“PlainsCapital”), individually and as agent (in such capacity, the “Agent”) for the Lenders and the L/C Issuer that are from time to time parties to such agreement (the “Credit Agreement”). Capitalized terms used in this Agreement that are not defined herein shall have the meanings assigned to those terms in the Credit Agreement. The Lenders and the L/C Issuer are referred to herein collectively as the “Credit Parties.”

B.           The Credit Agreement requires VHC, in consideration of this Agreement and the direct and indirect economic benefits VHC will derive from the making of the Loans and other financial accommodations provided to Contran by the Credit Parties pursuant to the Credit Agreement, to enter into a:

•
Guaranty Agreement for the benefit of the Agent and the Credit Parties whereby VHC guarantees payment and performance of all present and future debts, liabilities, and obligations of Contran to the Credit Parties under the Credit Agreement and documents executed in connection therewith (the “Guaranty Agreement”); and

•	Pledge and Security Agreement dated of even date herewith with PlainsCapital, as agent, for the benefit of itself and the other Credit Parties (the “Pledge Agreement”).

C.           The Pledge Agreement requires, among other things, that VHC pledge to the Agent for the benefit of itself and the other Credit Parties shares (the “Shares”) of the common stock, par value $0.01 per share (“TIMET Common Stock”), of Titanium Metals Corporation, a Delaware corporation. For the purposes of this Agreement, Shares shall include any and all other securities pledged under the Pledge Agreement from time to time.

Agreement

In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows:

Section 1.  The Pledge. VHC agrees to enter into the Guaranty Agreement and the Pledge Agreement and pledge the Shares pursuant to the Pledge Agreement.

Section 2.  The Pledge Fee. As consideration for entering into the Guaranty Agreement and the Pledge Agreement and except as otherwise provided in this Section, Contran shall pay in arrears to VHC on March 31, June 30, September 30 and December 31 of each year (if a business day, and if not, on the next successive business day as if made as of the end of such calendar quarter) a fee equal to 0.125% of the value of the Shares actually pledged by VHC based on the closing sales price per share for shares of TIMET Common Stock on the second to last day of such calendar quarter on which such shares traded as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade. On September 30, 2009, Contran shall pay VHC a pro rated fee based on the portion of the calendar quarter ended September 30, 2009 that the Shares were pledged. Upon the termination of this Agreement, if the termination date is not as of the end of a calendar quarter, Contran shall pay on the termination date to VHC a pro rated fee based on the portion of the calendar quarter in which the termination occurs that the Shares were pledged and the closing sales price per share of MET Common Stock on the second to last day on which shares of TIMET Common Stock traded prior to the termination date as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.

Section 3.  Indemnification. Contran agrees to indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares under the Pledge Agreement or VHC’s obligations under the Guaranty Agreement.

Section 4. Termination. Upon the termination of the Pledge Agreement, the pledge of the Shares shall terminate and the Contran shall cause all stock certificates representing the Shares and the related stock powers to be returned to VHC.

Section 5. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the state of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Texas.

Executed as of the date first above written.

Contran Corporation                                                                           Valhi Holding Company

By:      /s/Gregory M. Swalwell                                                                  By:  /s/John A. St. Wrba
Gregory M. Swalwell, Vice President                                                 John St. Wrba, Vice President